EXHIBIT 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(the "Company")

Immediate Report - Evaluation of issuance of new debentures

The Company hereby provides notification that on August 30, 2015, the Company's Board of Directors authorized the Company's management to evaluate the possibility of issuing one or more new debenture series to the public pursuant to the Company's May 2014 shelf prospectus (reference no. 2014-01-078408) (the "Shelf Prospectus").

In this regard, attached is a draft trust deed for Debentures (Series 9 and 10) of the Company ("Draft Trust Deed") as well as a draft of a summary of terms for issuance. For the avoidance of doubt, it is clarified and emphasized that the Draft Trust Deed is subject to change and does not necessarily reflect the final terms of the debentures which the Company is to offer the public, if and to the extent offered. The Draft Trust Deed to be attached to the Shelf Prospectus report, if and to the extent published, will be the binding version.

It is clarified that no final resolution has been adopted regarding the issuance and the scope of issuance, and the terms of the Debenture have not yet been determined. The issuance is subject, among other conditions, to a final resolution of the Company's Board of Directors, the publication of the Shelf Prospectus report and TASE approval to be listed for trade.

Nothing in the foregoing constitutes an undertaking by the Company to perform an issuance and/or public offering of securities, and there can be no certainty that such issuance will indeed be performed and/or regarding the terms thereof.

The above information constitutes a translation of an Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.